

July 11, 2013

<u>Via Email</u>

Frank Woo
Chief Executive Officer
Sollensys Corp.
1 Hampshire Court
Newport Beach, CA 92660

> **Re:** **Sollensys Corp.**
> **Current Report on Form 8-K**
> **Filed February, 20, 2013**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed April 22, 2013**
> **File No. 333-174581**

Dear Mr. Woo:

We issued comments to you on the above-captioned filings on March 21, 2013 and May 17, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 25, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Rowland W. Day II, Esq.